SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

WILLBROS GROUP, INC.

(Name of Issuer)

Common Stock, $0.05 par value

(Title of Class of Securities)

969203 10 8

(CUSIP Number)

David J. Sorkin, Esq.

Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, NY 10019

(212) 750-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 969203 10 8

1.	Names of Reporting Persons. KKR Lending Partners II L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,575,673

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,575,673

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,575,673

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 969203 10 8

1.	Names of Reporting Persons. KKR Associates Lending II L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,575,673

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,575,673

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,575,673

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 969203 10 8

1.	Names of Reporting Persons. KKR Lending II GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,575,673

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,575,673

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,575,673

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.5%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 969203 10 8

1.	Names of Reporting Persons. KAM Fund Advisors LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,314,596

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 7,314,596

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,314,596

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.0%

14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 969203 10 8

1.	Names of Reporting Persons. KKR Credit Advisors (US) LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,314,596

	8.	Shared Voting Power 2,810,814

	9.	Sole Dispositive Power 7,314,596

	10.	Shared Dispositive Power 2,810,814

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,125,410

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.6%

14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 969203 10 8

1.	Names of Reporting Persons. Kohlberg Kravis Roberts & Co. L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,314,596

	8.	Shared Voting Power 2,810,814

	9.	Sole Dispositive Power 7,314,596

	10.	Shared Dispositive Power 2,810,814

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,125,410

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 969203 10 8

1.	Names of Reporting Persons. KKR Management Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,314,596

	8.	Shared Voting Power 2,810,814

	9.	Sole Dispositive Power 7,314,596

	10.	Shared Dispositive Power 2,810,814

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,125,410

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 969203 10 8

1.	Names of Reporting Persons. KKR Management Holdings Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,314,596

	8.	Shared Voting Power 2,810,814

	9.	Sole Dispositive Power 7,314,596

	10.	Shared Dispositive Power 2,810,814

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,125,410

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.6%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 969203 10 8

1.	Names of Reporting Persons. KKR Group Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,314,596

	8.	Shared Voting Power 2,810,814

	9.	Sole Dispositive Power 7,314,596

	10.	Shared Dispositive Power 2,810,814

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,125,410

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 969203 10 8

1.	Names of Reporting Persons. KKR Group Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,314,596

	8.	Shared Voting Power 2,810,814

	9.	Sole Dispositive Power 7,314,596

	10.	Shared Dispositive Power 2,810,814

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,125,410

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.6%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 969203 10 8

1.	Names of Reporting Persons. KKR & Co. L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,314,596

	8.	Shared Voting Power 2,810,814

	9.	Sole Dispositive Power 7,314,596

	10.	Shared Dispositive Power 2,810,814

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,125,410

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 969203 10 8

1.	Names of Reporting Persons. KKR Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,314,596

	8.	Shared Voting Power 2,810,814

	9.	Sole Dispositive Power 7,314,596

	10.	Shared Dispositive Power 2,810,814

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,125,410

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.6%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 969203 10 8

1.	Names of Reporting Persons. Henry R. Kravis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,125,410

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,125,410

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,125,410

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.6%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 969203 10 8

1.	Names of Reporting Persons. George R. Roberts

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,125,410

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,125,410

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,125,410

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.6%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of Common Stock, $0.05 par value (“Common Stock”), of Willbros Group, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4400 Post Oak Parkway, Suite 1000, Houston, Texas 77027.

Item 2.	Identity and Background

(a), (f) This statement on Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended, by:
i.	KKR Lending Partners II L.P., a Delaware limited partnership (“KKR Lending II”);
ii.	KKR Associates Lending II L.P., a Delaware limited partnership (“Associates Lending II”);
iii.	KKR Lending II GP LLC, a Delaware limited liability company (“Lending II GP”);
iv.	KAM Fund Advisors LLC, a Delaware limited liability company (“KAM Fund Advisors”);
v.	KKR Credit Advisors (US), LLC, a Delaware limited liability company (“KKR Credit US”);
vi.	Kohlberg Kravis Roberts & Co. L.P., a Delaware limited partnership (“Kohlberg Kravis Roberts & Co.”);
vii.	KKR Management Holdings L.P., a Delaware limited partnership (“KKR Management Holdings”);
viii.	KKR Management Holdings Corp., a Delaware corporation (“KKR Management Holdings Corp.”);
ix.	KKR Group Holdings L.P., a Cayman Islands limited partnership (“KKR Group Holdings”);
x.	KKR Group Limited, a Cayman Islands limited company (“KKR Group”);
xi.	KKR & Co. L.P., a Delaware limited partnership (“KKR & Co.”);
xii.	KKR Management LLC, a Delaware limited liability company (“KKR Management”);
xiii.	Henry R. Kravis, a United States citizen; and
xiv.	George R. Roberts, a United States citizen (the entities and persons listed in items (i) through (xiv) are collectively referred to herein as the “Reporting Persons”).

Associates Lending II is the general partner of KKR Lending II.  Lending II GP is the general partner of Associates Lending II.  KKR Management Holdings is the sole member of Lending II GP.  KAM Fund Advisors is the investment advisor to KKR Lending II.  KKR Credit US is the sole member of KAM Fund Advisors.

Kohlberg Kravis Roberts & Co. is the holder of all of the outstanding equity interests in KKR Credit US.  KKR Management Holdings is the general partner of Kohlberg Kravis Roberts & Co., and KKR Management Holdings Corp. is the general partner of KKR Management Holdings.  KKR Group Holdings is the sole shareholder of KKR Management Holdings Corp., and KKR Group is the general partner of KKR Group Holdings.  KKR & Co. is the sole shareholder of KKR Group.  KKR Management is the general partner of KKR & Co.  Messrs. Kravis and Roberts are the designated members of KKR Management.

The executive officers of KKR Credit US are Nathaniel Zilkha (Co-Head of KKR Credit), Jeffrey B. Van Horn (Chief Financial Officer) and Nicole J. Macarchuk (General Counsel).  Each of Messrs. Todd A. Fisher, William J. Janetschek and David J. Sorkin is a director of KKR Management Holdings Corp. and KKR Group.  The executive officers of KKR Management Holdings Corp., KKR Group and KKR Management are Messrs. Kravis and Roberts (co-Chief Executive Officers), Mr. Fisher (Chief Administrative Officer), Mr. Janetschek (Chief Financial Officer) and Mr. Sorkin (General Counsel and Secretary).

Each of Messrs. Fisher, Janetschek, Sorkin, Zilkha and Van Horn and Ms. Macarchuk is a United States citizen.

The Reporting Persons have entered into a joint filing agreement, dated as of April 8, 2015, a copy of which is attached hereto as Exhibit A.

(b)  The address of the principal business office of Kohlberg Kravis Roberts & Co., KKR Management Holdings, KKR Management Holdings Corp., KKR Group Holdings, KKR Group, KKR & Co., KKR Management and Messrs. Kravis, Fisher, Janetschek, Sorkin and Zilkha is:

c/o Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, NY 10019

The address of the principal business office of Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.

2800 Sand Hill Road, Suite 200

Menlo Park, CA 94025

The address of the principal business office of KKR Credit US, KKR Lending II, Associates Lending II, Lending II GP, KAM Fund Advisors, Mr. Van Horn and Ms. Macarchuk is:

c/o KKR Credit Advisors (US) LLC

555 California Street, 50th Floor

San Francisco, CA 94104

(c)  Each of Kohlberg, Kravis, Roberts & Co., KKR Management Holdings, KKR Management Holdings Corp., KKR Group Holdings, KKR Group, KKR & Co. and KKR Management is principally engaged as a holding company for subsidiaries engaged in the investment management business.

KKR Lending II is principally engaged in the business of investing in securities.  Associates Lending II is principally engaged as the general partner of KKR Lending II, and Lending II GP is principally engaged as the general partner of Associates Lending II.  KAM Fund Advisors and KKR Credit US are principally engaged in the investment management business.

The present principal occupation or employment of each of Messrs. Kravis, Roberts, Fisher, Janetschek, Sorkin, Zilkha and Van Horn and Ms. Macarchuk is as an executive of Kohlberg Kravis Roberts & Co. L.P. and/or one or more of its affiliates.

(d)  During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The disclosure in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 4.	Purpose of Transaction

KKR Credit US indirectly serves as investment advisor to certain entities (or parents of certain entities), including KKR Lending II, that are lenders (the “KKR Lenders”) under the Credited Agreement dated as of December 15, 2014 among the Issuer, as borrower, the guarantors from time to time party thereto, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and KKR Credit US, as sole lead arranger and sole bookrunner (the “Credit Agreement”).

On March 31, 2015, the parties to the Credit Agreement agreed to an amendment to the Credit Agreement (the “Amendment”).  The Amendment amended certain covenants under the Credit Agreement to provide relief to the Issuer, and it also granted board observer rights and board representation rights to the KKR Lenders.  The KKR Lenders may designate one representative acceptable to the Nominating/Corporate Governance Committee (the “Nominating Committee”) of the Issuer’s Board of Directors (the “Board”) as an observer to attend and observe (but not vote) at all meetings of the Board and any committee thereof (the “Board Observer Right”).  Additionally, upon written notice of the KKR Lenders to the Issuer, the Board will take all appropriate action to expand the Board by one board seat (unless there is an existing vacancy on the Board) and cause a designee nominated by the KKR Lenders and acceptable to the Nominating Committee (the “KKR Designee”) to be elected to the Board to fill such vacancy (the “Board Representation Right”).  As of March 31, 2015, the KKR Lenders have not exercised their Board Representation Right, but they have the right to do so at anytime.  If the KKR Lenders exercise their Board Representation Right, then they will cease to have the Board Observer Right.  If KKR Credit US and its affiliates cease to hold at least 5% of the outstanding Common Stock, the Board Representation Right and the Board Observer Right will terminate.

The KKR Lenders have exercised their Board Observer Right, and, accordingly, they, acting through KKR Credit US, may have influence over the Issuer’s corporate activities.  Additionally, if the KKR Lenders were to exercise their Board Representation Right, then the KKR Designee may have influence over the Issuer’s corporate activities.  Such influence may relate to multiple facets of the Issuer’s operations, including without limitation, the Issuer’s obligations under the Credit Agreement, the Issuer’s capitalization and the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.  Furthermore, as the indirect investment advisor to the KKR Lenders, KKR Credit US may participate in discussions with the Issuer and third parties relating to the Credit Agreement, the funds advanced by the KKR Lenders thereunder and other items relating thereto.

Also in connection with the Amendment, the KKR Investors (as defined in Item 6) received an aggregate of 10,125,410 shares of Common Stock, or the Subscription Shares (as defined in Item 6).  The KKR Investors intend to hold the Subscription Shares for investment purposes.  KKR Credit US, as the beneficial owner of the Subscription Shares held by the KKR Investors, intends to review its investment in the Issuer on a continuing basis.  Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D.  Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock, dispose or cause affiliates to dispose of some or all of the shares of Common Stock or continue to hold, or cause affiliates to hold, Common Stock (or any combination or derivative thereof).

In addition, the Reporting Persons may, without limitation, engage in discussions with management, the Board, stockholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, Board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer.

The disclosure in Item 6 of this Schedule 13D is incorporated herein by reference.

Except as set forth above, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons and, to the best knowledge of the Reporting Persons, any of the other individuals named in Item 2 above, have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Although the foregoing reflects activities presently contemplated by the Reporting Persons and any other person named in Item 2 with respect to the Issuer, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer

(a)-(b)  As an indirect investment advisor to certain of the KKR Investors (as defined in Item 6), KKR Credit US may be deemed to have the sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) 7,314,596 shares of Common Stock, and as the sub-advisor to one of the KKR Investors, KKR Credit US may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 2,810,814 shares of Common Stock.  Accordinly, KKR Credit US may be deemed to have the power to vote or direct the vote of (and the power to dispose or direct the disposition of) an aggregate of 10,125,410 shares of Common Stock (the “Total Reported Shares”), which represents approximately 16.6% of the Common Stock outstanding, based on 61,006,866 shares of Common Stock outstanding as of March 31, 2015, as told to the Reporting Persons by the Issuer.

As of March 31, 2015, KKR Lending II has directly acquired, and may be deemed to have the power to vote or direct the vote of (and the power to dispose or direct the disposition of), 4,575,673 shares of Common Stock (which, for the avoidance of doubt, are included in the Total Reported Shares), which represents approximately 7.5% of the Common Stock outstanding.  In addition, as an investment advisor to KKR Lending II and other KKR Investors (as defined in Item 6), KAM Fund Advisors, a direct wholly-owned subsidiary of KKR Credit US, may be deemed to have the power to vote or direct the vote of (and the power to dispose or direct the disposition of) a total of 7,314,596 shares of Common Stock (which, for the avoidance of doubt, are included in the Total Reported Shares), which represents approximately 12.0% of the Common Stock outstanding.

Each of Kohlberg Kravis Roberts & Co. (as the holder of all of the outstanding equity interests in KKR Credit US), Associates Lending II (as the general partner of KKR Lending II), Lending II GP (as the general partner of Associates Lending II), KKR Management Holdings (as the sole member of KKR Lending II GP and the general partner of Kohlberg Kravis Roberts & Co.), KKR Management Holdings Corp. (as the general partner of KKR Management Holdings), KKR Group Holdings (as the sole shareholder of KKR Management Holdings Corp.), KKR Group (as the general partner of KKR Group Holdings), KKR & Co. (as the sole shareholder of KKR Group), KKR Management (as the general partner of KKR & Co.) and Messrs. Kravis and Roberts (as the designated members of KKR Management) may also be deemed to beneficially own some or all of the shares of Common Stock owned by the KKR Investors and reported herein.  None of Messrs. Fisher, Janetschek, Sorkin, Zilkha or Van Horn or Ms. Macarchuk beneficially owns any shares of Common Stock.  The filing of this Schedule 13D shall not be construed as an admission that any person listed in Item 2 or this Item 5 is the beneficial owner of any securities covered by this statement.

(c)  As further described in Item 6, in connection with the Amendment, KKR Lending II and other entities to which KKR Credit US exercises investment control acquired an aggregate of 10,125,410 shares of Common Stock pursuant to the Subscription Agreement

(as defined in Item 6) on March 31, 2015.

(d) To the knowledge of the Reporting Persons and any of the other persons named in Item 2, no person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Subscription Agreement

In connection with the Amendment, on March 31, 2015, the Issuer entered into a Subscription Agreement (the “Subscription Agreement”) with KKR Lending II and other entities indirectly advised by KKR Credit US (together, the “KKR Investors”).  Pursuant to the terms of the Subscription Agreement, the KKR Investors received an aggregate of 10,125,410 shares of Common Stock, including 4,575,673 shares received by KKR Lending II (the “Subscription Shares”).  The KKR Investors’ consideration for the Subscription Shares consisted solely of their (or their respective wholly-owned subsidiary’s) entry into the Amendment and did not include any cash consideration.

Registration Rights Agreement

In connection with the Subscription Agreement, on March 31, 2015, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the KKR Investors and KKR Credit US (as representative of the KKR Investors).  Pursuant to the terms of the Registration Rights Agreement, the KKR Investors will be entitled to various rights with respect to the registration of the Common Stock acquired in the Investment (the “Registrable Shares”) under the Securities Act of 1933, as amended (the “Securities Act”).  Registration of any of the Registrable Shares under the Securities Act would result in such Registrable Shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration statement.

Demand Registration Rights.  At any time following the closing of the transactions contemplated by the Subscription Agreement, subject to certain conditions and restrictions contained in the Registration Rights Agreement, the KKR Investors will be able to make up to four demands for the Issuer to register the Registrable Shares under the Securities Act (a “Demand”), provided that the market value of the Registrable Shares proposed to be registered in connection with any such Demand is $5,000,000 or greater.

Piggyback Registration Rights.  In the event of a demand registration or if the Issuer proposes to register any of its securities under the Securities Act in a public offering, the Issuer will be required to provide notice to the KKR Investors pursuant to the terms of the Registration Rights Agreement and provide the KKR Investors with the right to include their Registrable Shares in the registration statement, subject to certain conditions and exceptions contained in the Registration Rights Agreement.

Expenses.  The Issuer will be required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration of the Registrable Shares under the Registration Rights Agreement.

The foregoing descriptions of the Subscription Agreement and the Registration Rights Agreement are qualified in their entirety by reference to such agreements, copies of which are filed as Exhibits C and D, respectively, to this Schedule 13D and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement, dated as of April 8, 2015, by and among the Reporting Persons

Exhibit B	Powers of Attorney

Exhibit C

Subscription Agreement, dated as of March 31, 2015, by and among Willbros Group, Inc. and each “Subscriber” listed on the Schedule A thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed on April 3, 2015)

Exhibit D

Registration Rights Agreement, dated as of March 31, 2015, by and among Willbros Group, Inc., KKR Credit US and the stockholders listed on the signature pages thereto (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed on April 3, 2015)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2015

KKR LENDING PARTNERS II L.P.

By:	/s/ Nicole J. Macarchuk
Name: Nicole J. Macarchuk
Title: Authorized Signatory

KKR ASSOCIATES LENDING II L.P.

By:	/s/ Nicole J. Macarchuk
Name: Nicole J. Macarchuk
Title: Authorized Signatory

KKR LENDING II GP LLC

By:	/s/ Nicole J. Macarchuk
Name: Nicole J. Macarchuk
Title: Authorized Signatory

KAM FUND ADVISORS LLC

By:	/s/ Nicole J. Macarchuk
Name: Nicole J. Macarchuk
Title: Authorized Signatory

KKR CREDIT ADVISORS (US) LLC

By:	/s/ Nicole J. Macarchuk
Name: Nicole J. Macarchuk
Title: General Counsel

KOHLBERG KRAVIS ROBERTS & CO. L.P.

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William Janetschek, Chief Financial Officer

KKR MANAGEMENT HOLDINGS L.P.

By:	KKR Management Holdings Corp., its general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT HOLDINGS CORP.

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR GROUP HOLDINGS L.P.

By:	KKR Group Limited, its general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR GROUP LIMITED

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR & CO. L.P.

By:	KKR Management LLC, its general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT LLC

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, $.05 par value, of Willbros Group, Inc. is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  April 8, 2015

KKR LENDING PARTNERS II L.P.

By:	/s/ Nicole J. Macarchuk
Name: Nicole J. Macarchuk
Title: Authorized Signatory

KKR ASSOCIATES LENDING II L.P.

By:	/s/ Nicole J. Macarchuk
Name: Nicole J. Macarchuk
Title: Authorized Signatory

KKR LENDING II GP LLC

By:	/s/ Nicole J. Macarchuk
Name: Nicole J. Macarchuk
Title: Authorized Signatory

KAM FUND ADVISORS LLC

By:	/s/ Nicole J. Macarchuk
Name: Nicole J. Macarchuk
Title: Authorized Signatory

KKR CREDIT ADVISORS (US) LLC

By:	/s/ Nicole J. Macarchuk
Name: Nicole J. Macarchuk
Title: General Counsel

KOHLBERG KRAVIS ROBERTS & CO. L.P.

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William Janetschek, Chief Financial Officer

KKR MANAGEMENT HOLDINGS L.P.

By:	KKR Management Holdings Corp., its general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT HOLDINGS CORP.

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR GROUP HOLDINGS L.P.

By:	KKR Group Limited, its general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR GROUP LIMITED

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR & CO. L.P.

By:	KKR Management LLC, its general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT LLC

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact

EXHIBIT B

POWER OF ATTORNEY

Know all men by these presents that Henry R. Kravis does hereby make, constitute and appoint William J. Janetschek, David J. Sorkin, Terence P. Gallagher, and Christopher B. Lee, or any one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned’s individual capacity and as a manager or member of any limited liability company, as a partner of any partnership, as an officer of any corporate or other entity, or in the undersigned’s capacity in a position similar to the foregoing at any entity, in each case, for which the undersigned is otherwise authorized to sign), to execute and deliver such forms, schedules, statements and other documents as may be required to be filed from time to time with the Securities and Exchange Commission with respect to: (i) Sections 13(d), 13(g), 13(f), 13(h) and 16(a) of the Securities Exchange Act of 1934, as amended, including without limitation, Schedule 13D, Schedule 13G, Form 13F, Form 13H, Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.

/s/ Henry R. Kravis
Name: Henry R. Kravis

Date: May 28, 2014

POWER OF ATTORNEY

Know all men by these presents that George R. Roberts does hereby make, constitute and appoint William J. Janetschek, David J. Sorkin, Terence P. Gallagher, and Christopher B. Lee, or any one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned’s individual capacity and as a manager or member of any limited liability company, as a partner of any partnership, as an officer of any corporate or other entity, or in the undersigned’s capacity in a position similar to the foregoing at any entity, in each case, for which the undersigned is otherwise authorized to sign), to execute and deliver such forms, schedules, statements and other documents as may be required to be filed from time to time with the Securities and Exchange Commission with respect to: (i) Sections 13(d), 13(g), 13(f), 13(h) and 16(a) of the Securities Exchange Act of 1934, as amended, including without limitation, Schedule 13D, Schedule 13G, Form 13F, Form 13H, Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.

/s/ George R. Roberts
Name: George R. Roberts

Date: May 28, 2014

POWER OF ATTORNEY

Know all men by these presents that William J. Janetschek does hereby make, constitute and appoint David J. Sorkin, Terence P. Gallagher, and Christopher B. Lee, or any one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned’s individual capacity and as a manager or member of any limited liability company, as a partner of any partnership, as an officer of any corporate or other entity, or in the undersigned’s capacity in a position similar to the foregoing at any entity, in each case, for which the undersigned is otherwise authorized to sign), to execute and deliver such forms, schedules, statements and other documents as may be required to be filed from time to time with the Securities and Exchange Commission with respect to: (i) Sections 13(d), 13(g), 13(f), 13(h) and 16(a) of the Securities Exchange Act of 1934, as amended, including without limitation, Schedule 13D, Schedule 13G, Form 13F, Form 13H, Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.

/s/ William J. Janetschek
Name: William J. Janetschek

Date: May 28, 2014